NEWS

For Immediate Release

Investor Contact
Tania Almond
WiderThan
571-521-1080
ir@widerthan.com

WiderThan Reports 2005 Fourth Quarter and Full Year Results
Full Year 2005 Revenues Grow to $101 Million, an Increase of 61% Year-Over-Year;
Fourth Quarter Revenues Grow to $31 Million, an Increase of 35% Year-Over-Year

Seoul, South Korea – March 16, 2006 – WiderThan Co., Ltd. (NASDAQ: WTHN), a leading global provider of integrated mobile entertainment solutions for wireless carriers, today reported financial results for the fourth quarter and fiscal year ended December 31, 2005 and issued financial guidance for the first quarter of 2006.

Fourth quarter 2005 revenues were $31.2 million, an increase of 35.3% over the $23.1 million recorded in the fourth quarter of 2004.US GAAP net income for the fourth quarter was $2.7 million, or $0.14 per diluted American Depositary Share (ADS), compared to $2.2 million in the prior year period, or $0.13 per diluted ADS. Included in the fourth quarter 2005 results was a non-cash, stock-based compensation charge of $0.6 million, compared to a charge of $0.2 million in the prior year period. Adjusted net income, which excludes non-cash stock compensation expense, was $3.3 million, or $0.26 per diluted ADS, in the fourth quarter 2005, compared to an adjusted net income of $2.4 million, or $0.23 per diluted ADS, in the prior year period.

For the fiscal year ended December 31, 2005, revenues increased 61.4% to $101.4 million from $62.8 million during fiscal year 2004. Fiscal year 2005 US GAAP net income was $8.6 million, or $0.49 per diluted ADS, compared to $3.9 million for fiscal year 2004, or $0.26 per diluted ADS. These results include a non-cash, stock-based compensation charge of $3.2 million compared to a charge of $3.0 million in the prior year. Adjusted net income, which excludes non-cash stock compensation expense, for the year was $11.8 million, or $1.06 per diluted ADS, compared to an adjusted net income of $7.0 million, or $0.68 per diluted ADS, for fiscal year 2004.

Commenting on the year, Sang Jun Park, WiderThan’s Chief Executive Officer, said, “WiderThan extended its wireless entertainment leadership by delivering innovative services to support ringback tones (RBT), Music on Demand (MoD), text messaging and mobile games. We also completed our initial public offering (IPO), providing flexibility to execute our strategic objectives, and, thanks to our strong momentum, our revenues exceeded $100 million for the first time.”

F. Terry Kremian, WiderThan’s Global President, said, “WiderThan made substantial operational progress during 2005. We created WiderThan Americas, which significantly increases our ability to deliver industry-leading mobile entertainment solutions and services. We also won several new customers across the globe for ringback tones, including Hutchison 3 in the UK, TMN in Portugal, and Excelcom in Indonesia. These new customers build on our industry-leading ringback tone franchise, which provides services to carriers including SK Telecom, T-Mobile USA and Verizon Wireless.” Mr. Kremian continued, “In Korea, we launched a leading-edge MoD service with SK Telecom, which has been rapidly embraced by consumers. Lastly, our mobile games business has quietly but steadily taken off internationally, securing distribution through major carriers in both the U.S. and the Asia-Pacific region.”

Cash, cash equivalents and short-term financial instruments on December 31, 2005, totaled $86.0 million. During 2005, WiderThan generated approximately $10.9 million in cash from operations.

Hoseok Kim, WiderThan’s Chief Financial Officer, commented on the company’s finances, saying, “Carrier application services are providing us with stable, recurring revenues and have become, as planned, the largest portion of our business. With the completion of our IPO in the fourth quarter, WiderThan is adequately capitalized and ready to execute our strategic objectives.”

First Quarter 2006 Outlook
For the first time, WiderThan is issuing financial guidance for the first quarter of 2006 based on information as of March 15, 2006. This guidance assumes that our major currency exchange rates remain constant.

First Quarter 2006
Net Revenues US GAAP Net Income Adjusted Net Income	$26.0-$29.0 million $1.6-$2.0 million $2.4-$2.8 million

Presentation, Conference Call and Web Cast
On Thursday, March 16, 2006 at 4:15 p.m. Eastern Standard Time WiderThan will post a prerecorded presentation and transcript to its web site at http://ir.widerthan.com that will review 2005 fourth quarter and full year results. 45 minutes later, at 5:00 p.m. Eastern Standard Time, WiderThan management will host a live Q&A conference call to enable analysts and investors to ask management any questions they may have. The Q&A session will also be available via web cast at http://ir.widerthan.com in listen-only mode. Those wishing to participate should use the following numbers to dial into the Q&A session:

Calling from the United States or Canada: 800-706-7741
Calling from other countries: 617-614-3471
Pass code: 18908453

An online replay of the presentation and Q&A web cast will be available at http://ir.widerthan.com following the completion of the live call and will remain available for at least 90 days.

Non-GAAP Measures
To supplement WiderThan’s consolidated financial statements presented in accordance with generally accepted accounting principles in the Unites States, or US GAAP, WiderThan uses non-GAAP measures of certain components of financial performance, including adjusted EBITDA (earnings before interest, taxes, depreciation and amortization) and adjusted net income, which are adjusted from results based on US GAAP to exclude certain expenses. These non-GAAP results provide useful information to both management and investors by excluding certain expenses that may not be indicative of core operating results. These measures should be considered in addition to results prepared in accordance with US GAAP, but should not be considered a substitute for, or superior to, US GAAP results. The non-GAAP measures included in this press release have been reconciled to the nearest US GAAP measure.

These non-GAAP measures exclude the following items from the Company’s statement of operations:

•	Non-cash stock-based compensation expense, depreciation and amortization expense

About WiderThan
WiderThan is a leading provider of integrated mobile entertainment solutions for wireless carriers. Our applications, content and services enable wireless carriers to a broad range of mobile entertainment, such as ringback tones, music-on-demand, mobile games, ringtones, messaging and information services, to their subscribers. WiderThan currently provides mobile entertainment solutions to more than 45 wireless carriers in over 20 countries, including SK Telecom in Korea, Cingular Wireless, Sprint Nextel, T-Mobile USA and Verizon Wireless in the United States, Bharti Airtel in India and Globe Telecom in the Philippines.

Forward-Looking and Cautionary Statements
Any statements in this announcement about the future expectations, plans or prospects of WiderThan, including statements containing the words “believe,” “plan,” “anticipate,” “expect,” “estimate,” “will” and similar expressions, constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including factors described in WiderThan’s registration statement on Form F-1. These factors include the fluctuations of revenues and earnings, our reliance on SK Telecom to generate a majority of revenues and as a partner to develop and test services, the fact that the markets in which we operate are highly competitive, the challenges of global expansion, the lack of any contractual obligation for our carrier customers to use our services, the fact that a substantial portion of our revenues are subject to pricing decisions of carrier customers, the consolidation among our potential customer base, the dynamics of the wireless carrier markets in which our largest potential customers compete with one another, the fact that our carrier customers could begin developing and/or providing some or all of our carrier application services on their own, our dependence on ringback tone service for a significant portion of our revenue, potential increases in royalty rates payable to music label companies, currency exchange rate fluctuations, maintaining an effective system of internal controls and complying with regulations required by the telecom industry and in Korea. The forward-looking statements included in this announcement represent WiderThan’s view as of the date of this release. WiderThan anticipates that subsequent events and developments may cause WiderThan’s views to change. However, WiderThan disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this document. These forward-looking statements should not be relied upon as representing WiderThan’s views as of any date subsequent to the date of this announcement.

# # #

WiderThan Co., Ltd.
Condensed Consolidated Statements of Operations (unaudited)
(In thousands of US dollars, except share and per share information)

	Three Months Ended		Twelve Months Ended
	12/31/04	12/31/05	12/31/04	12/31/05
Revenues
Service revenues
Carrier application services	$9,251	$17,627	$24,670	$61,211
Content services	6,866	4,358	18,176	18,228
Professional and other services	2,177	2,726	9,423	9,149
Total service revenues	18,294	24,711	52,269	88,588
System sales	4,785	6,526	10,563	12,829
Total revenues	$23,079	$31,237	$62,832	$101,417

Costs and expenses
Cost of service revenues
(exclusive of depreciation and
amortization, as shown below)	7,080	10,217	22,585	33,541
Cost of system sales
(exclusive of depreciation and
amortization, as shown below)	2,953	3,835	7,813	7,914
Depreciation and amortization	883	1,163	2,490	4,269
Selling and marketing	1,411	1,172	2,601	4,711
General and administrative	4,580	7,559	14,355	24,250
Research and development	2,092	3,207	3,760	12,016
Stock compensation (Note A)	216	805	3,029	3,363
Total costs and expenses	$19,215	$27,958	$56,633	$90,064

Operating income	$3,864	$3,279	$6,199	$11,353

Other income
Interest income	81	151	367	445
Foreign exchange gain, net	(609)	(139)	(574)	(19)
Investment income, net	—	361	—	361
Total other income	$(528)	$373	$(207)	$787

Income before taxes, minority interest and earnings from equity method investment	3,336	3,652	5,992	12,140
Income taxes	1,261	1,234	2,156	3,791
Income before minority interest and earnings from equity method investment	2,075	2,418	3,836	8,349

Minority Interest	-	206	-	153
Gain (loss) from equity method investment	83	53	113	75
Net income	$2,158	$2,677	$3,949	$8,577

Accretion of preferred shares	(288)	(371)	(505)	(1,355)
Amounts allocated to participating preferred shareholders	(507)	(529)	(770)	(1,807)

Net income attributable to common shares	$1,363	$1,777	$2,674	$5,415

Earning per share – basic	$0.13	$0.14	$0.26	$0.49

Earning per share – diluted	$0.13	$0.14	$0.26	$0.49

Weighted average number of shares – basic	10,500,000	12,320,977	10,293,151	10,958,986

Weighted average number of shares – diluted	10,500,000	12,509,359	10,326,993	11,081,085

	Twelve Months Ended
	12/31/04	12/31/05
Cost of service revenues	$1,024	$286
Cost of system sales	326	22
General and administrative	1,041	2,546
Research and development	638	509
Total	$3,029	$3,363

WiderThan Co., Ltd.
Condensed Consolidated Balance Sheet (unaudited)
(In thousands of US dollars)

12/31/2005
Assets
Current assets
Cash and cash equivalents	$71,171
Restricted cash	—
Short-term financial instrument	14,851
Accounts receivable, net	34,924
Deferred costs	5,589
Other current assets	2,745
Total current assets	129,280

Property, plant and equipment, net	10,346
Goodwill	18,673
Other non-current assets	10,034
Total assets	$168,333

Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable	22,636
Short-term debt	—
Deferred income	6,614
Accrued expenses	6,099
Taxes payable	2,620
Other current liabilities	3,753
Cash Appreciation Right liability	1,210
Total current liabilities	42,932
Other non-current liabilities
Long-term deferred Revenues	3,158
Other non-current liabilities	1,247
Total liabilities	$47,337

Commitments and contingencies
Minority interest	$(133)

Stockholders’ equity
Common stock : $500 par value;	$8,871
authorized 30 million shares, issued and
outstanding 19.8 million shares in 2005.
Additional paid-in capital	88,454
Retained earnings	17,805
Accumulated other comprehensive income	5,999
Total stockholders' equity	121,129

Total liabilities and stockholders' equity	$168,333

WiderThan Co., Ltd.
Condensed Consolidated Statement of Cash Flows (unaudited)
(In thousands of US dollars)

	Three Months Ended	Twelve Months Ended
	December 31, 2005	December 31, 2005

Cash flows from operating activities:
Net income	$2,677	$8,577
Adjustments to reconcile net income

to net cash provided by operating activities:
Depreciation and amortization	1,163	4,269
Stock compensation expenses	805	3,363
Minority interest	(206)	(153)
Foreign exchange translation loss, net	141	19
Equity in gain of related equity investment	(53)	(75)
Provision for severance benefits	299	1,141

Change in operating assets and liabilities:
Increase in accounts receivable	(9,323)	(15,494)
Decrease (increase) in deferred costs	7,376	(4,385)
Increase in other assets	(5,827)	(5,670)
Increase in trade accounts payable	6,067	10,853
Increase in deferred income	1,851	5,165
Decrease in accrued expenses	(804)	(1,180)
Increase (decrease) in taxes payable	742	(511)
Payment of severance benefits	(905)	(1,107)
Increase in other liabilities	5,733	6,068
Net cash provided by operating activities	$9,736	$10,880

Cash flows from investing activities:
Increase in short-term financial instruments, net	(14,851)	(12,920)
Purchase of property, plant and equipment	(1,815)	(6,214)
Proceeds from sales of property, plant and equipment	198	252
Sale of Preferred C	8,207	8,207
Refund of purchase consideration	-	190
Increase in restricted cash	8,069	-
Net cash used in investing activities	$(192)	$(10,485)

Cash flows from financing activities:
Issuance of common stock,net	52,361	52,361
Repayment of short-term debt	(9,209)	-
Issuance of preferred stock	-	469
Increase(decrease) in minority interest	(847)	153
Net cash provided by financing	$	$
activities	42,305	52,983

Effect of exchange rate changes on cash and cash equivalents	469	(24)

Net increase in cash and cash equivalents	52,318	53,354

Cash and cash equivalents:
Beginning of year	18,853	17,817
End of period	$71,171	$71,171

WiderThan Co., Ltd.
Reconciliation of Non GAAP Measures to GAAP (unaudited)
(In thousands of US dollars, except share and per share information)

	Three Months Ended		Twelve Months Ended
	12/31/04	12/31/05	12/31/04	12/31/05

Reconciliation to adjusted EBITDA:
Net income	$2,158	$2,677	$3,949	$8,577
(Gain) loss from equity method investment	(83)	(53)	(113)	(75)
Minority Interest	—	(206)	—	(153)
Income taxes	1,261	1,234	2,156	3,791
Total other (income) loss	528	(373)	207	(787)
Depreciation and amortization	883	1,163	2,490	4,269
Stock compensation (Note A)	216	626	3,029	3,184
Adjusted EBITDA	$4,963	$5,068	$11,718	$18,806

	Three Months Ended		Twelve Months Ended

	12/31/04	12/31/05	12/31/04	12/31/05

Reconciliation to adjusted net income:
Net income	$2,158	$2,677	$3,949	$8,577
Stock compensation (Note A)	216	626	3,029	3,184
Adjusted net income	$2,374	$3,303	$6,978	$11,761

Adjusted net income per share - diluted	$0.23	$0.26	$0.68	$1.06
Weighted average number of shares - diluted	10,500,000	12,509,359	10,326,993	11,081,085
Note A: Cash stock compensation expense of $179,000 is excluded from this line item in 2005.

WiderThan Co., Ltd.
Selected Operational Data for Carrier Application Services

	As of and for the	As of and for the
	year ended	year ended
	December 31, 2004	December 31, 2005
Ringback tones:

Number of carriers (1)	5	6

Number of accessible subscribers (2) (in millions)	102.3	118.5

Number of ringback tone subscribers (3) (in millions)	9.6	14.3

Inter-carrier messaging:

Number of carriers (1)	18	27

Number of messages delivered (4) (in billions)	5.9	17.3

Music-on-demand:

Number of carriers (1)	1	1

Number of accessible subscribers (2) (in millions)	18.8	19.4

Notes:

WiderThan Co., Ltd.
Geographic Revenue Distribution

	Three Months Ended	Twelve Months Ended
	December 31, 2004	December 31, 2004
Korea	77%	82%
America	18%	14%
Asia (ex-Korea)	5%	3%
EMEA	0%	1%

	Three Months Ended	Twelve Months Ended
	December 31, 2005	December 31, 2005
Korea	58%	65%
America	24%	23%
Asia (ex-Korea)	15%	10%
EMEA	3%	2%